

February 5, 2013

Via E-Mail
Mr. Perry Leopold
Chief Executive Officer
North Bay Resources Inc
PO Box 162
Skippack, PA 19474

> **Re: North Bay Resources Inc**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **Response dated January 9, 2013**
> **File No. 000-54213**

Dear Mr. Leopold:

We have reviewed your response and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Unaudited Financial Statements, page 14
Note 7 – Property, Plant, Equipment and Mineral Claim Assets, page 21

1. We have considered the information you provided in response to our comment. We understand you have incurred certain costs to improve the Ruby Mine, including tunnel/infrastructure and access road improvements. It is our position that once you acquired the Ruby property with the intent to explore it and, if determined to be feasible, ultimately extract minerals, these types of improvement activities are considered exploration stage activities, and their costs should be expensed unless the improvements have alternative future use. In the absence of verifiable alternative future use, you should restate your financial statements without delay to expense these costs.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining